Matthew B. Hemington

T: +1 650 843 5062

hemingtonmb@cooley.com

April 30, 2014	VIA EDGAR and
OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:	SCYNEXIS, Inc.
Amendment No. 3 to Registration Statement on Form S-1
File No. 333-194192

Dear Mr. Riedler:

We are submitting this letter on behalf of SCYNEXIS, Inc. (the “Company”) in response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated April 30, 2014, (the “Comment Letter”) related to the Company’s Registration Statement on Form S-1 (File No. 333-194192) (the “Registration Statement”). We have incorporated into this response the text of the Comment Letter for your convenience.

Staff Comment and Company Response

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Stock Based Compensation, page 69

Please explain to us the factors causing the difference between the offering price of $10 per share and the estimated fair value per share of $61.20 underlying the stock options granted March 21, 2014.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the valuation of the Company’s common stock of $61.20 per share (after taking into account the 1-for-4 reverse stock split and the subsequent 1-for-5.1 reverse stock split), as determined by the Company’s Board of Directors (the “Board”) on March 21, 2014, was based primarily on the price of $61.20 as the bottom of the range as reflected in the Company’s preliminary prospectus included in Amendment No. 1 to the Registration Statement filed on March 19, 2014. In addition, as additional support that this price was not less than the fair market value of the Company’s common stock, the Board also had received a valuation report from an independent valuation specialist which concluded that, as of December 31, 2013, the fair value of the Company’s common stock was $47.74 per share. This valuation was prepared

3175 HANOVER STREET, PALO ALTO, CA 94303 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

April 30, 2014

Page Two

on a basis consistent with each of the earlier valuation reports prepared by the same valuation specialist and in accordance with the criteria set forth in the Financial Accounting Standards Board’s Accounting Standards Codification Topic 718. The Board determined that there were significant factors that occurred between December 31, 2013, and March 21, 2014, that increased the estimated fair value of the common stock from $47.74 to $61.20 per share, including a greater probability of an initial public offering sometime in April 2014.

Following the filing of Amendment No. 1 to the Registration Statement on March 19, 2014, the Company and its underwriters engaged in the process of marketing the Company’s common stock. The Company and the underwriters were unable to generate sufficient interest from investors in purchasing the Company’s common stock within this range and at the size of the offering then anticipated. In discussions with investors it became clear that investors were not willing to purchase in the offering unless the Company was able to generate net proceeds sufficient to fund its clinical trials in the amount of at least $30 million, as well as fully pay off the Company’s $15 million credit line.

The Company then filed Amendment No. 2 to the Registration Statement, increasing the number of shares to be offered and decreasing the range to $35.70 to $40.80 (after giving effect to the 1-for-5.1 reverse stock split) to generate sufficient interest in the offering to be able to generate the proceeds it needed to raise to meet the investors’ requirements. Further marketing efforts were not able to generate sufficient interest to enable the Company to complete the offering within this range and in the amounts required by the investors, and further discussions with investors revealed that the market clearing price to generate the demand necessary to meet the net proceeds requirements for the offering were at the substantially lower initial public offering price of $10 per share (post- 1-for-5.1 reverse stock split).

Determination of the estimated offering price of an illiquid security involves complex and subjective judgments and represents the Company’s and its underwriters’ best estimates at the time, but the instability of the market at the time and investor demand were not as the Company and underwriters expected, which resulted in the decrease in the initial public offering price.

There were no material adverse events that occurred between March 21, 2014, and April 30, 2014; the change in price was driven purely by market forces and investor demand over which the Company and the underwriters had no control, which were compounded by the need to raise the amounts required by the investors as described above.

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3175 HANOVER STREET, PALO ALTO, CA 94303 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

April 30, 2014

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Please direct your questions or comments regarding this letter to the undersigned by telephone to (650) 843-5062.

Respectfully submitted,

/s/ Matthew B. Hemington

Matthew B. Hemington

cc:	Yves J. Ribeill, Ph.D., SCYNEXIS, Inc.
Eileen C. Pruette, SCYNEXIS, Inc.

3175 HANOVER STREET, PALO ALTO, CA 94303 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM